SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
January 5, 2009
QIMONDA AG
Gustav-Heinemann-Ring 212
D-81739 Munich
Federal Republic of Germany
Tel: +49-89-60088-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .
This Report on Form 6-K is incorporated by reference into the registration statement on Form F-3, File No. 333-145983.

Explanatory Note
This Report on Form 6-K contains a press release of Qimonda AG, dated January 2, 2009 announcing its intention to restore its compliance with the NYSE minimum market capitalization standard. This Report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3, Registration No. 333-145983.

Qimonda Intends to Restore Compliance with NYSE Minimum Market Capitalization Standard
Munich, January 2, 2009 — Qimonda AG (NYSE: QI) today announced that on December 5, 2008 it was notified by the New York Stock Exchange (“NYSE”) that it is not in compliance with another of the NYSE’s continued listing standards. Qimonda is considered “below compliance” because its average global market captialization fell below $100 million over a consecutive thirty trading day period. As previously announced, on November 7, 2008 Qimonda was notified by the NYSE that it was below compliance because the price of its American Depositary Shares (“ADSs”) had fallen below $1.00 over a consecutive thirty trading day period. The NYSE has included the indicator “BC” on its consolidated tape since the previous notice, indicating that Qimonda is below the NYSE’s quantitative continued listing standards.
In order to restore compliance with the market capitalization standard, Qimonda must have an average global market capitalization at or above $100 million over a consecutive thirty day trading period 18 months from the date that Qimonda received formal written notice of non-compliance of the market capitalization standard from the NYSE. Under the applicable rules and regulations of the NYSE, Qimonda has notified the NYSE of its intention to return to compliance and submitted a business plan outlining definitive actions that Qimonda is already taking to comply again with the market capitalization standard and to increase the price of its ADSs to over $1.00. The NYSE is currently reviewing the plan submitted by Qimonda and if the plan is accepted, Qimonda will be subject to on-going monitoring by the NYSE. Qimonda intends to return

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to compliance under both standards and will remain in communication with the NYSE throughout the process.
Under the NYSE rules, should Qimonda fail to increase the average closing price of its ADSs to the required level at the expiration of the six months period on May 7, 2009 or fail to increase the average global market capitalization to the required level by June 5, 2010, the NYSE will commence suspension and delisting procedures. During this cure period, Qimonda’s ADSs will continue to be listed on the NYSE, subject to ongoing reassessment. This NYSE notification of non-compliance will not affect the Qimonda’s business operations, does not change its SEC reporting requirements and has no effect under any of the Qimonda’s credit agreements or the 6.75% Senior Unsecured Convertible Notes issued by Qimonda’s finance subsidiary.
About Qimonda
Qimonda AG (NYSE: QI) is a leading global memory supplier with a broad diversified DRAM product portfolio. The company generated net sales of Euro 3.61 billion in financial year 2007 and had approximately 13,500 employees worldwide prior to its recent announcement of a repositioning of its business. The company provides DRAM products with a focus on infrastructure and graphics applications, using its power saving technologies and designs. Further information is available at www.qimonda.com.
Disclaimer
This press release contains forward-looking statements based on assumptions and forecasts made by Qimonda management and third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and speak only as of the date they are made. We undertake no obligation to update any of them in light of new information or future events. These forward-looking statements involve inherent risks and are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned investments and repositioning efforts and the outcome of antitrust investigations and litigation matters, as well as other factors. We caution you that these and a number of other known and unknown risks, uncertainties and other factors could cause

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actual future results, or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the heading “Risk Factors” in our most recent Annual Report on Form 20-F which is available without charge on our website and at www.sec.gov.
For the Business and Trade Press

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Ralph Heinrich	+49 89 60088 1300	ralph.heinrich@qimonda.com
U.S.A.	Glen Haley	+1 919 677 4554	glen.haley@qimonda.com
Asia	Isabel Chen	+886 2 8170 8177	isabel.chen@qimonda.com
Investor Relations Worldwide	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIMONDA AG
Date: January 5, 2009	By:	/s/ Kin Wah Loh
Kin Wah Loh
Chief Executive Officer and Chairman of the Management Board

	By:	/s/ Thomas J. Seifert
Thomas J. Seifert
Chief Operating Officer, Chief Financial Officer and Member of the Management Board